SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE TO
(Rule 13e-4)

____________________

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

____________________

ECI Telecom Ltd.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

____________________

Certain Rights to Purchase Ordinary Shares, NIS 0.12 Nominal (Par) Value
(Title of Class of Securities)

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268258100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

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Martin Ossad
ECI Telecom Ltd.
30 Hasivim Street
Petah Tikva 49133, Israel
(+972) 3-926-6555
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Ernest S. Wechsler, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
N/A	N/A

* Pursuant to Instruction D to Schedule TO, a filing fee is not required with this filing as it relates solely to a preliminary communications made before commencement of a tender offer.

❒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not applicable.   Filing party: Not applicable.
    Form or Registration No.: Not applicable.   Date filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐ third party tender offer subject to Rule 14d-1.
    ☒ issuer tender offer subject to Rule 13e-4.
    ☐ going-private transaction subject to Rule 13e-3.
    ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO relates to pre-commencement communications in connection with the planned offer by ECI Telecom Ltd., an Israeli company (“ECI”), to exchange certain rights to acquire options to purchase ordinary shares of ECI held by certain non-management employees of ECI Telecom DND, Inc., a Delaware company and wholly-owned subsidiary of ECI, for shares of ECI restricted stock.

Item 12.  Exhibits.

(a)(5)(i) Letter from ECI Telecom Ltd. to employees of ECI Telecom DND, Inc., dated January 26, 2006.

Index to Exhibits

Exhibit Number	Description
(a)(5)(i)	Letter from ECI Telecom Ltd. to employees of ECI Telecom DND, Inc., dated January 26, 2006.

                                                        Exhibit (a)(5)(i)

[ECI letterhead]

January 26, 2006

Dear Employee,

Under the terms of agreements signed in connection with the merger with ECI, ECI undertook to grant you options at an exercise price equal to the closing price of ECI shares on NASDAQ on the day the transaction was completed, i.e. June 3, 2005. The price on that date was $9.22.

In the meanwhile, it has been proposed to grant restricted shares to non-management employees instead of granting the options referred to above. We understand that some employees may prefer to receive options in accordance with their contracts rather than restricted shares.

In view of the above, we have decided that each non-management employee who has a right to options under the above agreements should have the choice. In order to comply with U.S. securities laws, ECI is required to send you an offer to exchange in order to enable you to make a considered decision within a reasonable period of time. The offer document will outline the offer and give you information about ECI, the restricted share plan and the tax consequences of receiving such shares. ECI must file this document with the Securities and Exchange Commission.

The necessary documentation is being prepared and we anticipate that you will be receiving it in the coming weeks. We did want to assure you, however, that we are planning on giving you the choice. Whether or not you decide to participate in the offer to exchange, your rights will not be affected by the delay in receiving the documentation because, in either case, the first vesting date will be June 2007.

THIS LETTER IS NOT AN OFFER TO EXCHANGE NOR A SOLICITATION OF AN OFFER TO EXCHANGE OPTIONS RIGHTS. A FULL DESCRIPTION OF THE OFFER TO EXCHANGE WILL BE CONTAINED IN DOCUMENTATION TO BE PROVIDED TO EACH ELIGIBLE, NON-MANAGEMENT EMPLOYEE OF ECI TELECOM DND. WE ADVISE EACH SUCH EMPLOYEE TO READ THE DOCUMENTATION AS IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER TO EXCHANGE. AT THE TIME THE OFFER IS MADE, ECI WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A TENDER OFFER STATEMENT AND OTHER DOCUMENTS RELATED TO THE OFFER TO EXCHANGE. THESE DOCUMENTS WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEB SITE AT WWW.SEC.GOV.

                                                    Sincerely,

                                                    ECI Telecom Ltd.